UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 7, 2026

Fifth Era Acquisition Corp I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42539	36-5108801
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

PO Box 1093, Boundary Hall

Cricket Square, Grand Cayman

KY1-1102 Cayman Islands

(Address of principal executive offices, including zip code)

(345) 814-5726

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	FERAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	FERA	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of the initial business combination	FERAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

As of April 7, 2026, Fifth Era Acquisition Corp I, a Cayman Islands exempted company (“FERA”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among FERA, Miotal SPAC HoldCo, Inc., a Cayman Islands exempted company (“Holdco”), PENNY Merger Sub, Inc., a Cayman Islands exempted company (“Merger Sub”) and SMT Holdings Limited, an Abu Dhabi Global Market Private Company Limited by Shares (the “Company”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of FERA and the Company.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions: (i) Merger Sub will merge with and into FERA with FERA being the Surviving Company (as defined in the Business Combination Agreement) and a wholly-owned, direct Subsidiary (as defined in the Business Combination Agreement) of Holdco (the “Merger”), and (ii) as a result of the Merger, (x) each Class A ordinary share of FERA, par value $0.0001 per share after giving effect to the Exercise (as defined in the Business Combination Agreement) (a “FERA Class A Ordinary Share”), and each Class B ordinary share of FERA, par value $0.0001 per share (a “FERA Class B Ordinary Share”), issued and outstanding immediately prior to the Merger Effective Time (as defined in the Business Combination Agreement) will be converted into the right to receive one ordinary share of Holdco, par value $0.0001 per share (a “Holdco Ordinary Share”), and (y) each ordinary share of the Company (the “Company Shares”) issued and outstanding immediately prior to the Merger Effective Time will be exchanged for a number of Holdco Ordinary Shares equal to $10 billion, with each Holdco Ordinary Share valued at $10.00 per share, subject to certain adjustments.

The Company is a strategic metals platform focused on the acquisition, holding and monetization of high-purity, technology-grade materials and owns one of the largest known consolidated inventories of high-purity strategic metals, capable of supporting multi-year, sovereign-scale supply across defense and advanced technology applications.   The Company’s current stockpile of such metals comprises ultrafine copper powder (6N purity), ultrafine nickel wire and certain lesser amounts of other rare earth metals, all of which the Company estimates to have a total value of approximately $35 billion based on prevailing market prices of such metals.  Please note that the actual value of such metals may vary substantially based on prevailing market prices and conditions at the time of sale.

The Merger and the other transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.”

FERA expects the Business Combination to close in the first half of 2026, following receipt of the required approvals by FERA’s shareholders and the Company’s shareholders, the fulfillment of regulatory requirements and the completion of other customary closing conditions.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties to the agreement that are customary for transactions of this type. The parties have also agreed to take all action as may be necessary and use reasonable best efforts such that, as of the effective time of the Business Combination, the board of directors of the Surviving Company shall be the same as the members of the board of directors of Holdco. The Holdco board of directors will consist of seven directors comprised of: (i) the chief executive officer of Holdco, (ii) one director designated by Fifth Era Acquisition Sponsor I LLC (the “Sponsor”) and (iii) five directors designated by the Company.

Conditions to Each Party’s Obligations

The obligation of FERA and the Company to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint prohibiting the consummation of the Merger, (ii) the effectiveness of a Registration Statement on Form S-4 or F-4, as applicable, (the “Registration Statement”) registering the Holdco Ordinary Shares to be issued in the Merger, (iii) the required approvals of FERA’s shareholders, (iv) the approval by Nasdaq of FERA’s listing application in connection with the Business Combination, (v) No Company Material Adverse Effect (as defined in the Business Combination Agreement) shall have occurred that is continuing and uncured, and (vi) the Company having consummated the Min Stockpile Sales (as defined in the Business Combination Agreement). The Business Combination Agreement also contains certain other customary closing conditions.

Termination

Each of the Company and FERA may terminate the Business Combination Agreement at any time for any reason, by mutual consent. The Business Combination Agreement may otherwise be terminated by either party in certain circumstances set forth in the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of Willful Breach or Fraud (each as defined in the Business Combination Agreement) and for customary obligations that survive the termination thereof (such as confidentiality obligations).

Where to Find the Business Combination Agreement

FERA has filed the Business Combination Agreement as Exhibit 2.1 to this Current Report on Form 8-K. It is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full Business Combination Agreement. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about FERA, Holdco, Merger Sub, or the Company.

Sponsor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, FERA, the Sponsor, and the Company entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed, among other things, (i) to appear at each meeting of the shareholders of FERA and to vote in favor of each of the transaction proposals to be voted upon at the meeting of FERA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger); (ii) that Sponsor shall comply with, and fully perform all of its obligations set forth in that certain Letter Agreement, dated February 27, 2025, by and among the Sponsor, FERA and the other parties thereto; (iii) during the period from which the Sponsor Support Agreement commences through the Expiration Date (as defined in the Sponsor Support Agreement), Sponsor shall not modify or amend any contracts between or among Sponsor, anyone related by blood, marriage or adoption to the Sponsor or any Affiliate (as defined in the Business Combination Agreement) of Sponsor (other than FERA or any of its subsidiaries), on the one hand, and FERA or any of FERA’s subsidiaries, other than as contemplated by the Business Combination Agreement or any Ancillary Document (as defined in the Business Combination Agreement); and (iv) if the amount of FERA’s PENNY Transaction Costs, as defined in the Business Combination Agreement at the closing of the Business Combination exceed $15,000,000 at the Closing Date and prior to the Merger Effective Time, to pay the amount of that excess or elect to have the number of Holdco Ordinary Shares otherwise distributable to Sponsor as Merger Consideration at the Effective Time reduced by such number of Holdco Ordinary Shares that represent the value of such excess amount (based on a value of $10.00 per share).

FERA has filed the Sponsor Support Agreement as Exhibit 10.1 to this Current Report on Form 8-K. It is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full Sponsor Support Agreement.

Registration Rights Agreement

At the Closing, it is anticipated that each of FERA, Sponsor, Holdco, Cantor Fitzgerald & Co. (“Cantor”), and the parties listed on Schedule A of such agreement thereto (collectively, the “Holders”) will deliver and enter into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, Holdco will file and maintain a registration statement registering the resale of shares held by the Holders no later than 45 days before the first expiration of a lock-up period under the Lock-Up Agreements (as defined below) signed by the Holders. Holdco will also provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement will also provide that Holdco will pay certain expenses relating to those registrations and indemnify the Holders against certain liabilities.

FERA has filed a form of Registration Rights Agreement as Exhibit 10.2 to this Current Report on Form 8-K. It is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full Registration Rights Agreement.

Lock-Up Agreement

Simultaneously with the execution of the Business Combination Agreement, each of Holdco, the Company, Merger Sub, the Sponsor, Cantor and certain of the Company shareholders (as set forth on Schedule C of the Business Combination Agreement) entered into Lock-Up Agreements, dated as of April 7, 2026 (each a “Lock-Up Agreement”), pursuant to which, among other things, each of Holdco, the Company, Merger Sub, the Sponsor and certain of the Company shareholders agreed not to transfer any equity securities of Holdco held by any of them during the lock-up period(s) described therein, on the terms and subject to the conditions set forth therein.

FERA has filed a form of Lock-Up Agreement as Exhibit 10.3 to this Current Report on Form 8-K. It is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full Lock-Up Agreement.

Share Exchange Agreement

Concurrently with the execution of the Business Combination Agreement, all of the holders of the issued and outstanding Company Shares have executed and delivered a share exchange agreement (a “Share Exchange Agreement”) with Holdco and the Company, pursuant to which such holders will exchange their Company Shares for Holdco Ordinary Shares in accordance with the terms thereof.

FERA has filed a form of Share Exchange Agreement as Exhibit 10.4 to this Current Report on Form 8-K. It is incorporated herein by reference, and the foregoing description of the Share Exchange Agreement is qualified in its entirety by reference to the full Share Exchange Agreement.

Item 7.01 Regulation FD Disclosure

On April 8, 2026, FERA and the Company issued a press release announcing their entry into the Business Combination Agreement. FERA has filed a copy of the press release as Exhibit 99.1 hereto, and it is incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act.

Important Information and Where to Find It

In connection with the Business Combination, FERA, the Company and Holdco intend to prepare, and Holdco intends to file a registration statement on Form S-4 or Form F-4, as applicable, that will include a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of FERA to vote on the Business Combination. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. FERA and the Company urge their investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus as well as other documents that they file with the SEC because these documents will contain important information about FERA, the Company and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FERA as of a record date to be established for voting on the proposed Business Combination. Once available, shareholders of FERA will also be able to obtain a copy of the registration statement on Form S-4 or F-4, as applicable, including the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Fifth Era Acquisition Corp I, PO Box 1093, Boundary Hall Cricket Square, Grand Cayman KY1-1102 Cayman Islands. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

FERA and the Company and their respective directors, executive officers, other members of management, and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies of FERA’s shareholders with respect to the potential transaction described in this Current Report on Form 8-K. Information about the persons who may, under SEC rules, be deemed to be participants in the solicitation of FERA’s shareholders in connection with the potential transaction will be set forth in FERA’s registration statement on Form S-4 or Form F-4, as applicable, containing the preliminary proxy statement/prospectus when it is filed with the SEC. Such shareholders will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, free of charge at the SEC’s website at www.sec.gov or by directing a request to: Fifth Era Acquisition Corp I, PO Box 1093, Boundary Hall Cricket Square, Grand Cayman KY1-1102.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy the securities of FERA, the Company or Holdco, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act, or an exemption therefrom.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between FERA and the Company, the likelihood and ability or timing of the parties to successfully consummate the Business Combination, any anticipated future results and benefits of Holdco following the Business Combination, including future opportunities for Holdco, and other statements that are not historical facts. These statements are based on the current expectations of FERA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FERA and the Company. These statements are subject to a number of risks and uncertainties regarding the Company’s and FERA’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings, government and/or regulatory proceedings, investigations or inquiries that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of FERA or the Company for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of FERA and the Company; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of Holdco to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by FERA’s shareholders which could leave the combined company with insufficient cash to grow its business; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in FERA’s final prospectus relating to its initial public offering, dated February 27, 2025, and other filings with the SEC. There may be additional risks that FERA presently does not know or that FERA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide FERA’s expectations, plans or forecasts of future events and views as of the date of this communication. FERA anticipates that subsequent events and developments will cause FERA’s assessments to change. However, while FERA may elect to update these forward-looking statements at some point in the future, FERA specifically disclaims any obligation to do so. You should not rely on these forward-looking statements as representing FERA’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Business Combination Agreement, dated as of April 7, 2026, by and among Fifth Era Acquisition Corp I, Miotal SPAC HoldCo, Inc., PENNY Merger Sub, Inc. and SMT Holdings Limited.

10.1	Sponsor Support Agreement, dated as of April 7, 2026, by and among Fifth Era Acquisition Corp I, Fifth Era Acquisition Sponsor I LLC, and SMT Holdings Limited.

10.2	Form of Registration Rights Agreement.

10.3	Form of Lock-Up Agreement.

10.4	Form of Share Exchange Agreement.

99.1	Press Release, dated April 8, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain of the exhibits and schedules have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request. Exhibits A, B, C and D to the Business Combination Agreement have been omitted from Exhibit 2.1, as such exhibits are filed as Exhibits 10.1, 10.4, 10.3 and 10.2 hereto, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 8, 2026	FIFTH ERA ACQUISITION CORP I

	By:	/s/ Mitchell Mechigian
	Name:	Mitchell Mechigian
	Title:	Chief Executive Officer